UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200 **Houston, Texas**	**77067**
(Address of principal executive offices)	*(Zip Code)*

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Change in Registrant's Certifying Accountant.

On November 20, 2008, the audit committee of the Company's board of directors engaged KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009.

During the years ended December 31, 2006 and 2007 and in the subsequent interim periods through September 30, 2008, neither the Company nor anyone on the Company's behalf consulted KPMG regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements as contemplated by Item 304(a)(2) of Regulation S-K, or (2) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a "reportable event" as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided KPMG with a copy of this Current Report on Form 8-K. KPMG indicated its agreement with the above statements.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 20, 2008, in furtherance of the Company's efforts toward wage and benefit reductions, our board of directors amended certain management bonus and incentive plans. At the request of management, the board is discontinuing the Supplemental Retirement Plan after this year, which was effected through the attached amendment. Previously contributed amounts and balances from the Supplemental Retirement Plan will be distributed to participants following the Plan's termination on December 31, 2008. In addition, the Company's executives have voluntarily elected to forgo participation in the 2007 Long Term Incentive Program ("2007 Program") and have surrendered their units previously accrued under the 2007 Program. Likewise, all other participants will be asked to voluntarily surrender any units previously accrued, with the goal of terminating the 2007 Program. The board elected to continue our original Long Term Incentive Plan, which was initiated in 2006 to provide an incentive bonus to management based on their continued service through fiscal year-end. Management personnel, including our named executive officers, who remain employed through December 31, 2009 are eligible by the terms of the attached amendment to continue to receive incentive bonus awards under the Long Term Incentive Plan. The foregoing Plans are described in our definitive proxy statement filed with the SEC on April 10, 2008, the summary descriptions of which are incorporated by reference herein. The amendments to the Supplemental Retirement Plan, 2007 Program, and Long Term Incentive Plan are attached as Exhibits 10.1 and 10.2, respectively.

Item 9.01 Financial Statements and Exhibits.

Exhibits

10.1 Amendment and Termination of ExpressJet Airlines, Inc. Supplemental Retirement Plan

10.2 Second Amendment To The ExpressJet Holdings, Inc. Long Term Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: November 26, 2008

/s/ Suzanne Lehman Johnson
Suzanne Lehman Johnson
General Counsel

EXHIBIT INDEX

10.1 Amendment and Termination of ExpressJet Airlines, Inc. Supplemental Retirement Plan

10.2 Second Amendment To The ExpressJet Holdings, Inc. Long Term Incentive Plan

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